Suite 906 – 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	October 2, 2003

First Point Discovers Excellent Gold Grades
at New Gold Zone on the Rio Luna Property, Nicaragua

Dr. Peter Bradshaw, President of First Point Minerals Corp. (TSXV:FPX) is pleased to announce very encouraging results from a third phase of hand trenching on the Rio Luna epithermal gold property in Nicaragua. This phase focused on the El Rodeo vein, located 1.2 kilometers northeast of the subparallel El Paraiso vein system. From southeast to northwest, 7 trenches, spaced 50 to 100 meters apart along more than 400 meters of strike length in the El Rodeo vein, returned the following results:

Trench number	True Width meters	Gold grade Grams/tonne
TC 21A	1.9	2.1
TC 17	0.5	1.5
TC 18	4.1	0.5
TC 19	2.4	15.9
TC 22	0.8	2.9
TC 23	2.0	1.3
TC 24	3.1	6.8

The El Rodeo vein remains open at both ends and its total length has yet to be determined. The high gold values are in strongly altered andesite with generally minor and brecciated quartz vein material indicating that the surface expression of the El Rodeo vein is above the “productive horizon” where the best gold grades and widths of epithermal vein systems are typically found.

To date, First Point’s exploration team has identified over 8.8 km of aggregate strike length in several vein systems at Rio Luna. The El Rodeo vein increases the number of drill target areas to six. This includes the Paraiso vein system where the average grade of 34 trenches to date is 2.5 g/t gold over 2.6 meters with values as high as 21.1 g/t over 2 meters true width. In anticipation of a drill program at the Rio Luna Project prior to year end, the Company has applied for drill permits and is reviewing quotes from drill contractors. A map of the Rio Luna area can be seen on the Company’s web site at www.firstpointminerals.com.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information, including an updated interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter Bradshaw”
Peter Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.